

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2017

Samantha Du
Chief Executive Officer
Zai Lab Limited
4560 Jinke Rd
Bldg.1, Fourth Floor
Pudong
Shanghai, China 201210

> **Re: Zai Lab Limited**
> **Amendment No. 2 to the**
> **Draft Registration Statement on Form F-1**
> **Submitted July 11, 2017**
> **CIK No. 0001704292**

Dear Dr. Du:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-1
Capitalization, page 67

1. Please refer to your response to prior comment 17. Your response that the warrants will expire upon the completion of the offering to the extent unexercised (following notice of the offering) is not consistent with your disclosure on pages F-25 and II-2 which states that if not previously exercised, the warrants shall expire on the earlier of (i) the sixth anniversary of the issue date or (ii) ninety days prior to the date on which the Company consummates an initial public offering. Please advise.

Management's discussion and analysis of financial condition and results of operations
Critical accounting policies and significant judgments and estimates
Fair value of our ordinary shares, page 75

2.   Please refer to your response to prior comment 19. You disclose on page 75 that you first applied appropriate methodologies "such as" the income approach/discounted cash flow. On page 76 you disclose that the equity value was determined based on the income approach and "other appropriate valuation methodologies". If more than one method was used, please clarify in your disclosure the name of the other method(s) and how the other methods were used to determine fair value.

Overview of our licensing agreements, page 127

3.   We note your response to comment 25. However, your response does not comply with our prior comment. Please revise your description of the material terms for each of your license agreements to disclose the aggregate maximum potential payments that you may be required to pay upon achievement of development, regulatory and/or commercial milestones. In relation to your request for confidential treatment with respect to the license agreements, please note that we are generally willing to grant confidential treatment for individual milestone payments provided that the aggregate amount of such payments is disclosed in the prospectus.

Item 7. Recent sales of unregistered securities, page II-1

4.   Please refer to Item 9 regarding your June 26, 2017 private placement of 11,993,763 Series C preferred shares for an aggregate consideration of $30,000,000. Please tell us why you have not reflected these shares as outstanding in various places throughout your filing where you discuss outstanding shares. Further tell us why you neither reflect them in the capitalization on a pro forma basis on page 67 nor in your discussion of liquidity and capital resources in MD&A on page 80.

        You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                                Sincerely,

                                                /s/ Suzanne Hayes

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

Cc: Patrick O'Brien, Esq.